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03050465

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Samsung Electronics Co., Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3109 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 5/7/03

PRICEWATERHOUSECOOPERS

03 MAY -6 AM 7:21

82-3109

SAMSUNG ELECTRONICS CO., LTD.

Audit Report 2002

as of and for the years ended December 31, 2002 and 2001

ARIS

12-31-02

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD.
Audit Report 2002

as of and for the years ended December 31, 2002 and 2001

SAMIL ACCOUNTING CORPORATION

Samil Accounting Corporation
Kukje Center Building
191 Hankangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O.Box 266, 140-600)

Independent Auditor's Report

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2002 and 2001, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements, referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2002 and 2001, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Continued;

As discussed in Note 15 to the accompanying financial statements, in June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2001. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of December 31, 2002, the shares in Samsung Life Insurance Co., Ltd. were not sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company cannot presently be determined.

As discussed in Note 25 to the accompanying financial statements, the Company had sales amounting to ₩1,621,168 million and US$18,203,794 thousand to subsidiaries and affiliated companies within the Samsung Group during the year ended December 31, 2002. Related accounts receivable as of December 31, 2002 amounted to ₩437,023 million and US$116,636 thousand.

The amounts expressed in U.S. Dollars are provided solely for the convenience of the reader and have been translated on the basis set forth in Note 3 to the accompanying financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
January 30, 2003

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
ASSETS				
Current assets:				
Cash and cash equivalents (Note 4)	₩ 1,409,380	₩ 990,371	$ 1,174,483	$ 825,309
Short-term financial instruments (Note 4)	4,273,002	1,832,504	3,560,835	1,527,087
Marketable securities (Note 5)	1,744,897	3,291	1,454,081	2,742
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	1,104,885	1,010,912	920,738	842,427
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	404,763	295,882	337,303	246,568
Inventories (Note 7)	2,272,723	1,964,905	1,893,936	1,637,421
Prepaid expenses and other current assets	870,344	657,737	725,286	548,115
Total current assets	12,079,994	6,755,602	10,066,662	5,629,669
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 8)	14,225,713	13,232,499	11,854,761	11,027,083
Investments (Note 9)	7,084,713	6,499,613	5,903,928	5,416,344
Deferred income tax assets (Note 23)	-	376,332	-	313,609
Intangible assets, net of accumulated amortization (Note 10)	293,298	237,398	244,415	197,832
Long-term deposits and other assets (Notes 4, 6 and 11)	755,882	817,962	629,901	681,635
	₩ 34,439,600	₩ 27,919,406	$ 28,699,667	$23,266,172

Continued;

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS, Continued
December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade accounts and notes payable	₩ 1,657,337	₩ 1,527,057	$ 1,381,114	$ 1,272,547
Current portion of long-term debt (Notes 12 and 13)	438,986	965,043	365,822	804,203
Other accounts and notes payable	1,868,825	1,468,351	1,557,354	1,223,626
Accrued expenses	1,877,157	1,404,387	1,564,298	1,170,323
Dividends payable (Note 18)	828,651	254,187	690,542	211,823
Income taxes payable	1,227,607	48,693	1,023,006	40,578
Other current liabilities	520,102	646,524	433,418	538,769
Total current liabilities	8,418,665	6,314,242	7,015,554	5,261,869
Long-term debt, net of current portion (Note 12)	987,858	1,044,519	823,216	870,432
Foreign currency notes and bonds (Note 13)	199,555	695,057	166,295	579,214
Deferred income tax liabilities (Note 23)	48,205	-	40,171	-
Accrued severance benefits (Note 14)	264,264	187,763	220,220	156,469
Other long-term liabilities	210,763	204,076	175,636	170,064
Total liabilities	₩ 10,129,310	₩ 8,445,657	$ 8,441,092	$ 7,038,048

Continued;

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS, Continued
December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
Commitments and contingencies (Note 15)				
Shareholders' equity:				
Capital stock (Note 16):				
Common stock	₩ 769,680	₩ 762,650	$ 641,400	$ 635,542
Preferred stock	119,467	119,467	99,556	99,556
Capital surplus				
Paid-in capital in excess of par value (Note 16)	4,071,741	3,848,792	3,393,118	3,207,327
Other capital surplus (Notes 8 and 13)	1,853,166	1,843,458	1,544,305	1,536,215
Retained earnings (Note 17) (Net income of ₩7,051,761 million in 2002 and ₩2,946,935 million in 2001)	19,492,068	13,352,987	16,243,390	11,127,489
Capital adjustments:				
Treasury stock (Note 19)	(2,462,091)	(962,248)	(2,051,743)	(801,873)
Others (Notes 20 and 21)	466,259	508,643	388,549	423,868
Total shareholders' equity	24,310,290	19,473,749	20,258,575	16,228,124
	₩ 34,439,600	₩ 27,919,406	$ 28,699,667	$23,266,172

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
Sales (Note 25):				
Domestic	₩ 12,148,215	₩ 10,509,895	$ 10,123,513	$ 8,758,246
Export	28,363,348	21,870,480	23,636,123	18,225,400
	40,511,563	32,380,375	33,759,636	26,983,646
Cost of sales (Note 25)	26,945,866	24,514,733	22,454,888	20,428,944
Gross profit	13,565,697	7,865,642	11,304,748	6,554,702
Selling, general and administrative expenses (Note 22)	6,321,025	5,570,308	5,267,521	4,641,923
Operating profit	7,244,672	2,295,334	6,037,227	1,912,779
Non-operating income:				
Interest and dividend income	248,581	126,455	207,151	105,379
Foreign exchange gain	292,696	239,248	243,913	199,373
Gain on foreign currency translation (Note 27)	56,957	47,386	47,464	39,488
Earnings from equity-method investments	1,067,772	784,790	889,810	653,992
Others	832,651	622,624	693,876	518,853
	2,498,657	1,820,503	2,082,214	1,517,085
Non-operating expenses:				
Interest expense	100,501	205,145	83,751	170,954
Foreign exchange loss	222,905	242,918	185,754	202,432
Loss on foreign currency translation (Note 27)	17,547	91,492	14,623	76,243
Loss on valuation of inventories	42,206	54,129	35,172	45,108
Others	489,704	439,546	408,086	366,288
	872,863	1,033,230	727,386	861,025
Ordinary profit	8,870,466	3,082,607	7,392,055	2,568,839
Extraordinary income	-	-	-	-
Extraordinary loss	-	-	-	-
Net income before income taxes	8,870,466	3,082,607	7,392,055	2,568,839
Income tax expense (Note 23)	1,818,705	135,672	1,515,588	113,060
Net income	₩ 7,051,761	₩ 2,946,935	$ 5,876,467	$ 2,455,779
Basic earnings per share (Note 24) (in Korean Won and U.S. Dollars)	₩ 42,005	₩ 17,461	$ 35	$ 15
Diluted earnings per share (Note 24) (In Korean Won and U.S. Dollars)	₩ 41,603	₩ 17,230	$ 35	$ 14

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS
OF RETAINED EARNINGS
For the years ended December 31, 2002 and 2001

Date of appropriations: February 28, 2003 and February 28, 2002

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
Retained earnings before appropriations:				
Unappropriated retained earnings carried over from the prior year	₩ 32	₩ 32	$ 27	$ 27
Changes in retained earnings of equity -method investees	-	(9,875)	-	(8,229)
Interim dividends (Note 18) (Dividend rate: 10% of par value)	(84,029)	(84,313)	(70,023)	(70,261)
Net income	7,051,761	2,946,935	5,876,467	2,455,779
	6,967,764	2,852,779	5,806,471	2,377,316
Appropriations (Note 17):				
Legal reserve	3,500	500	2,917	416
Reserve for business rationalization	1,000,000	1,000,000	833,333	833,333
Reserve for research and human resource development	3,000,000	1,598,060	2,500,000	1,331,717
Cash dividends (Note 18)	828,651	254,187	690,543	211,823
(Common stock: 100% in 2002 and 30% in 2001)				
(Preferred stock: 101% in 2002 and 31% in 2001)				
Reserve for loss on disposal of treasury stock	600,000	-	500,000	-
Reserve for capital expenditure	1,535,582	-	1,279,652	-
	6,967,733	2,852,747	5,806,445	2,377,289
Unappropriated retained earnings carried over to the subsequent year	₩ 31	₩ 32	$ 26	$ 27

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
Cash flows from operating activities:				
Net income	₩ 7,051,761	₩ 2,946,935	$ 5,876,467	$ 2,455,779
Items not involving operating cash flows:				
Depreciation and amortization	3,155,663	3,186,244	2,629,719	2,655,203
Provision for severance benefits	277,515	217,213	231,263	181,011
Loss on foreign currency translation	17,547	91,492	14,623	76,243
Gain on foreign currency translation	(56,957)	(47,386)	(47,464)	(39,488)
Earnings from equity-method investments	(1,067,772)	(784,790)	(889,810)	(653,992)
Loss on valuation on inventories	42,206	54,129	35,172	45,108
Deferred income taxes	424,537	(196,127)	353,781	(163,439)
Others	664,082	608,639	553,401	507,199
	10,508,582	6,076,349	8,757,152	5,063,624
Changes in operating assets and liabilities:				
Decrease (increase) in trade accounts and notes receivable	(182,864)	173,029	(152,387)	144,191
Decrease (increase) inventories	(416,368)	876,729	(346,973)	730,608
Increase in trade accounts and notes payable	129,143	28,591	107,619	23,826
Increase in accrued expenses	486,295	239,493	405,246	199,578
Increase (decrease) in income taxes payable	1,178,914	(848,264)	982,428	(706,887)
Payment of severance benefits	(86,849)	(110,557)	(72,374)	(92,131)
Others	(423,656)	(144,588)	(353,047)	(120,490)
Net cash provided by operating activities	11,193,197	6,290,782	9,327,664	5,242,319

Continued;

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
For the years ended December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
Cash flows from investing activities:				
Increase in short-term financial instruments	₩ (2,440,498)	₩ (388,759)	$ (2,033,748)	$ (323,966)
Proceeds from disposal of marketable securities	271,912	3,324	226,593	2,770
Acquisition of marketable securities	(1,991,123)	(2,807)	(1,659,269)	(2,339)
Increase in other accounts and notes receivable	(3,375,187)	(4,177,750)	(2,812,656)	(3,481,458)
Decrease in other accounts and notes receivable	3,255,649	4,426,060	2,713,041	3,688,383
Proceeds from disposal of property, plant and equipment	61,106	113,044	50,922	94,203
Acquisition of property, plant and equipment	(4,322,013)	(4,428,933)	(3,601,678)	(3,690,778)
Proceeds from sale of investments	223,525	134,031	186,271	111,693
Acquisition of investments	(134,692)	(43,694)	(112,243)	(36,412)
Increase in long-term deposits and other assets	(455,159)	(173,887)	(379,299)	(144,906)
Decrease in long-term deposits and other assets	506,871	325,913	422,392	271,594
Others	(62,468)	(14,944)	(52,057)	(12,453)
Net cash used in investing activities	(8,462,077)	(4,228,402)	(7,051,731)	(3,523,669)
Cash flows from financing activities:				
Increase (decrease) in other accounts and notes payable	210,062	(250,645)	175,052	(208,871)
Repayment of long-term debt	(34,460)	-	(28,717)	-
Repayment of foreign currency notes and bonds	(871)	(247)	(726)	(206)
Proceeds from long-term debt	-	978,564	-	815,470

Continued;

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
For the years ended December 31, 2002 and 2001

	In Millions of Korean Won		In Thousands of U.S. Dollars (Note 3)	
	2002	2001	2002	2001
Repayment of current maturities of long-term debt	₩ (835,611)	₩ (2,372,803)	$ (696,343)	$ (1,977,336)
Increase in other long-term liabilities	199,269	46,970	166,058	39,142
Payment of other long-term liabilities	(12,124)	(118,170)	(10,103)	(98,475)
Payments of dividends	(337,899)	(507,054)	(281,583)	(422,545)
Acquisition of treasury stock	(1,499,843)	-	(1,249,869)	-
Others	(634)	(7,646)	(528)	(6,372)
Net cash used in financing activities	(2,312,111)	(2,231,031)	(1,926,759)	(1,859,193)
Net increase (decrease) in cash and cash equivalents	419,009	(168,651)	349,174	(140,543)
Cash and cash equivalents at the beginning of the year	990,371	1,159,022	825,309	965,852
Cash and cash equivalents at the end of the year	₩ 1,409,380	₩ 990,371	$ 1,174,483	$ 825,309

The accompanying notes are an integral part of these non-consolidated financial statements.

SAMSUNG ELECTRONICS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

1. The Company:

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunications, home appliances and digital media products.

The Company's stock is publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2002, the major shareholders of the Company's stock, including preferred stock, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Ownership Ratio (%)
Citibank N.A.	22,264,721	12.52
Samsung Life Insurance Co., Ltd.	10,625,693	5.98
Samsung Corporation	5,917,362	3.33
Lee, Kun-Hee and relatives	4,873,849	2.74
National Pension Corporation	3,195,012	1.80
Kookmin Bank	2,653,635	1.49
Jpmcb-Cap Re Em Gth Fd	2,551,059	1.43
Samsung Fire & Marine Insurance	1,856,370	1.04
SSB-JANUS INV	1,640,960	0.92
The Government of Singapore	1,431,612	0.81

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements in accordance with Financial Accounting Standards of the Republic of Korea are summarized below:

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, that are not required for a fair presentation of the Company's financial position, results of operations or cash flows, are not presented in the accompanying financial statements.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Use of Estimates -

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Cash, Cash Equivalents and Short-term Financial Instruments -

Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities -

Marketable securities are stated at fair value.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation -

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials in-transit which are stated at actual cost as determined using the specific identification method.

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets (see Note 8).

Continued;

2. Summary of Significant Accounting Policies, Continued;

Property, Plant and Equipment and Related Depreciation, Continued -

Depreciation is computed using the straight-line method, over the estimated useful lives of the assets as described below.

	Estimated Useful Lives - Years
Buildings and auxiliary facilities	7 - 60
Structures	5 - 40
Machinery and equipment	2 - 10
Tools and fixtures	2 - 10
Vehicles	2 - 12

The Company capitalizes interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment (see Note 8).

For the property, plant and equipment acquired on or after 2002, the Company changed its depreciation method from the half-year convention to monthly depreciation to provide a better matching of revenues and expenses. As a result of this change, depreciation expense for the year ended December 31, 2002 is approximately ₩154,687 million less than that which would have been reported under the previous depreciation method.

Maintenance and Repairs -

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets -

Intangible assets are amortized on a straight-line basis over the estimated useful lives, as follows:

	Estimated Useful Lives - Years
Goodwill	5
Intellectual property rights	5 -10
Other intangible assets	2 – 20

For the intangible assets acquired on or after 2002, the Company changed its amortization method from the half-year convention to monthly amortization to provide a better matching of revenues and expenses. As a result of this change, amortization expense for the year ended December 31, 2002 is approximately ₩2,953 million less than that which would have been reported under the previous amortization method.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Investments in Equity Securities -

- Equity-method investments

In the stand-alone financial statements of the Company, investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share of the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unaudited or unreviewed financial statements of the entities that are subject to the equity-method accounting, since audit or review procedures for most of these entities are not yet completed as of the date of this audit report.

- Fair-value investments

Investments in marketable equity securities (other than equity-method investments) are stated at market value. Unrealized holding gains and losses are reported in a separate component of shareholders' equity and are not included in the determination of the results of operations.

- Cost-method investments

Investments in non-marketable equity securities (other than equity-method investments) are stated at cost except for unrecoverable declines in the Company's share of the underlying book value of the investee. Such declines are recorded in current operations, and subsequent recoveries are also recorded in current operations up to the original acquisition cost of the investment.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Investments in Debt Securities -

Investments in debt securities are stated at cost. The difference between the acquisition cost and face value of held-to-maturity debt securities is amortized using the effective interest rate method.

Discounts and Premiums on Debentures -

The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium, which is amortized over the life of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as part of interest expense.

Debt Issued with a Put -

When debt is issued with a premium put allowing the holder to redeem the debt for cash at a certain multiple of the debt's par value at dates prior to maturity, the debt is accreted on an interest method by charges to income so that the debt equals the put price at the date the put is exercisable.

In the years prior to 1999, in accordance with the previous financial accounting standards, the Company recorded both a discount and a separate component of shareholders' equity for the difference between the face amount and the present value of the put price upon issuance. The discount was amortized using the effective interest rate method as interest expense over the term of the debt.

Stock and Debenture Issuance Costs -

Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of debenture.

Government grants -

Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they occur.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction to the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Foreign Currency Translation -

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected in income for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Income Tax Expense -

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards.

Long-Term Receivables and Payables -

Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expenses adjusted accordingly.

Continued;

2. Summary of Significant Accounting Policies, Continued;

Stock-based Compensation -

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity (other capital adjustments).

Earnings Per Share -

Basic earnings per share ar e calculated by dividing net income available to common shareholders by the weighted average of common shares outstanding during the year. Diluted earnings per share are calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of convertible bonds.

Product Warranties -

The Company accrues the estimated cost of warranty coverage at the time that sales are recorded.

Derivative Instruments -

The Company enters into forward foreign exchange contracts to offset certain balance sheet exposures from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the Korean Won, primarily the U.S. Dollar. These foreign exchange contract transactions are entered into to support product sales, purchases and financing transactions made in the normal course of business, and accordingly, are not intended to be speculative in nature.

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain foreign currency denominated debt positions. The Company's forward foreign exchange contracts are denominated primarily in U.S. Dollars and are for periods consistent with the terms of the underlying transactions. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain foreign currency denominated debt are recognized as non-operating income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged.

Asset Impairment -

When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts:

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. Dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All Won amounts are expressed in U.S. Dollars at the rate of US$1:₩1,200, the exchange rate in effect on December 31, 2002. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be readily converted, realized or settled in U.S. Dollars at this or at any other rate.

The 2001 U.S. Dollar amounts, which were previously expressed at ₩1,326:US$1, the rate in effect on December 31, 2001, have been restated to reflect the exchange rate in effect on December 31, 2002.

4. Cash and Cash Equivalents, Short-term Financial Instruments:

Cash and cash equivalents and short-term financial instruments as of December 31, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
(1) Cash and cash equivalents			
Cash on hand and in banks	-	₩ 558	₩ 1,566
Passbook accounts	1	1,562	2,813
Money market deposit accounts	4.0 - 4.15	486,454	870,393
Money Market fund	4.1 - 4.5	920,025	100,000
Foreign currency deposits	-	781	15,599
		₩ 1,409,380	₩ 990,371
(2) Short-term financial instruments			
Passbook accounts	1	₩ 24,759	₩ 38,145
Time deposits	4.1 - 5.5	3,910,990	1,504,001
Installment	8.0 - 8.5	1,038	-
Foreign currency deposits	0.3 - 4.2	146,215	270,969
Other financial instruments	4.3 - 5.1	190,065	20,072
		4,273,067	1,833,187
Less: Long-term portion		(65)	(683)
		₩ 4,273,002	₩ 1,832,504

As of December 31, 2002 and 2001, bank deposits amounting to ₩25,814 million and ₩39,606 million, respectively, are subject to withdrawal restrictions in relation to short-term borrowings and government-sponsored R&D projects (see Note 15).

5. Marketable Securities:

Marketable securities as of December 31, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
Government and public bonds	3 ~ 4	₩ 11,411	₩ 3,291
Financial institution bonds	4.90 ~ 5.55	727,476	-
Beneficiary certificates	4.90 ~ 5.30	1,006,010	-
		₩ 1,744,897	₩ 3,291

6. Accounts and Notes Receivable:

(A) Accounts and notes receivable and their allowance for doubtful accounts as of December 31, 2002 and 2001 are as follows:

	Millions	
	2002	2001
Trade accounts and notes receivable	₩ 1,121,172	₩ 1,025,914
Less: Allowance for doubtful accounts	16,287	15,002
	₩ 1,104,885	₩ 1,010,912
Other accounts and notes receivable	₩ 413,720	₩ 301,689
Less: Allowance for doubtful accounts	8,957	5,807
	₩ 404,763	₩ 295,882

(B) The outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2002 and 2001 are as follows (see Note 15):

	Millions	
	2002	2001
Export accounts and notes receivable with recourse	₩ 2,412,710	₩ 2,301,061
Export accounts and notes receivable without recourse	-	14,193
Trade notes receivable with recourse	22,709	80,681
Trade accounts receivable with recourse	106,271	48,184
Trade accounts receivable without recourse	215,096	198,879
	₩ 2,756,786	₩ 2,642,998

Continued;

6. Accounts and Notes Receivable, Continued;

(C) Accounts that are valued at present value under rescheduled payment and long-term installment transactions (including current portions) are as follows:

	Accounts	Millions			Period	Weighted Average
		Face value	Discount	Present value		Interest Rate (%)
Long-term installment transactions	Long-term trade receivables	₩ 14,093	₩ 862	₩ 13,231	1997.7.1 ~2004.12.31	7.3~8.22
	Other long-term payables	444,016	57,159	386,857	1994.12.31 ~2009.3.31	6.85~9.52
Rescheduled	Long-term trade receivables	738	74	664	1997.11.1 ~2005.12.31	7.3

7. Inventories:

Inventories as of December 31, 2002 and 2001 consist of the following:

	Millions	
	2002	2001
Finished goods and merchandise	₩ 470,543	₩ 442,938
Semi-finished goods and work-in-process	880,414	782,791
Raw materials and supplies	835,759	660,406
Materials in-transit	86,007	78,770
	₩ 2,272,723	₩ 1,964,905

Inventories are insured against fire and other casualty losses up to ₩2,673,102 million as of December 31, 2002.

As of December 31, 2002, land and construction in-progress held for resale amounting to ₩42,714 million are included in the finished goods and merchandise accounts. Related interest costs amounting to ₩1,590 million and ₩1,432 million have been capitalized for the years ended December 31, 2002 and 2001, respectively.

8. Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2002 and 2001 consist of the following:

	Millions					
	2002			2001		
	Acquisition Cost	Accumulated Depreciation	Book Value	Acquisition Cost	Accumulated Depreciation	Book Value
Land	₩ 1,888,914	₩ -	₩ 1,888,914	₩ 1,826,144	₩ -	₩ 1,826,144
Buildings and auxiliary facilities	3,472,958	554,962	2,917,996	3,040,972	410,608	2,630,364
Structures	234,188	64,609	169,579	175,831	50,999	124,832
Machinery and equipment	18,453,300	11,042,960	7,410,340	15,800,429	8,458,134	7,342,295
Tools and fixtures	1,112,930	732,038	380,892	1,090,369	715,414	374,955
Vehicles	144,903	37,935	106,968	77,201	28,554	48,647
Construction in-progress	1,279,696	-	1,279,696	872,276	-	872,276
Machinery in-transit	71,328	-	71,328	12,986	-	12,986
	₩26,658,217	₩12,432,504	₩14,225,713	₩22,896,208	₩ 9,663,709	₩13,232,499

As of December 31, 2002, certain portions of the Company's property, plant and equipment, up to a maximum of ₩1,106,237 million, are pledged as collateral for various loans from Korea Development Bank (see Note 12).

As of December 31, 2002, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses up to ₩30,645,846 million and ₩10,148,137 million, respectively. Korea Development Bank is the beneficiary for the insurance benefits of up to ₩789,259 million, held as collateral for borrowings.

As of December 31, 2002 and 2001, the value of land based on the posted price issued by the Korean tax authority amounted to ₩1,440,003 million and ₩1,356,571 million, respectively.

Interest costs amounting to ₩47,557 million and ₩92,757 million were capitalized for the years ended December 31, 2002 and 2001, respectively.

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,212,641 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to other capital surplus, a component of shareholders' equity.

9. Investments:

Investments as of December 31, 2002 and 2001 consist of the following (in millions of Korean Won):

	Detail	2002 Acquisition Cost	2002 Market Value or Net Book Value	2002 Recorded Book Value	2001 Recorded Book Value
Equity-method investments	(1)	₩4,617,842	₩ 6,989,908	₩6,548,942	₩ 5,768,825
Fair-value investments	(2)	919,071	423,350	423,350	535,516
Cost-method investments	(3)	190,064	108,311	104,175	180,862
Other investments	(4)	6,119	8,566	8,246	14,410
		₩5,733,096	₩ 7,530,135	₩7,084,713	₩ 6,499,613

(1) Equity-method investments

(A) Equity-method investments as of December 31, 2002 consist of the following (in millions of Korean Won, except for the number of shares owned and percentage information):

	2002 Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung Electronics Canada, Inc.	8	100.00	₩ 37,911	₩ 37,805	₩ 37,670
Samsung Electronics America, Inc.	270,061	100.00	752,109	304,547	196,560
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	39,500	100.00	43,842	61,474	54,829
Samsung Electronics Mexico S.A. de C.V.	230,675	100.00	30,767	44,877	41,968
Samsung Electronics Argentina S.A.	31,000,000	100.00	36,967	9,845	9,845
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	89,089	78,772

Continued;

9. Investments, Continued;

	2002				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung Electronics Nordic AB. (previously, Samsung Electronics Svenska AB.)	1,000,000	100.00	₩ 16,153	₩ 19,787	₩ 17,962
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	106,287	99,329
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	16,987	16,436
Samsung Electronics France S.A.	2,700,000	100.00	39,433	46,682	43,022
Samsung Europe PLC	109,546,000	100.00	179,627	214,978	195,276
Samsung Electronics Holding GmbH.	-	100.00	77,610	101,456	86,580
Samsung Electronics Italia, S.p.A.	677,000	100.00	56,779	55,437	50,649
Samsung Electronics Europe Logistics B.V.	287,900	100.00	18,314	23,863	18,766
Samsung Electronics Benelux B.V.	597,800	100.00	20,020	22,843	21,327
Samsung Electronics Poland, SP.Zo.O	-	100.00	20,098	18,925	18,093
Samsung Electronics South Africa (Pty) Ltd.	1,271,910	100.00	39,830	4,730	11,837
Samsung Electronics (UK), Ltd.	4,393,253	5.17	8,280	8,972	8,403
Samsung Electronics Overseas B.V.	-	100.00	120	655	(9,691)
Samsung Electronics Australia Pty, Ltd.	53,200,000	100.00	40,458	39,557	38,069
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	33,080	32,412
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	18,317	16,675
PT Samsung Electronics Indonesia	44,999	99.99	56,910	72,921	62,565
Samsung Electronics Display (M) SDN.OMD (HSD)	71,400,000	75.00	21,876	47,530	35,930

Continued;

9. Investments, Continued;

	2002				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung India Electronics, Ltd.	60,000,000	100.00	₩ 44,316	₩ 31,548	₩ 29,822
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	152,054	140,063
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	20,646	19,856
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	61,978	60,162
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	5,034	7,222
Samsung Electronics India Information & Telecommunications, Ltd.	74,432,502	100.00	19,720	22,820	22,096
Samsung Electronic Philippine Manufacturing Corp.	-	100.00	25,487	19,939	15,910
Samsung Electronics Hong Kong Co., Ltd.	274,250,000	100.00	48,397	68,666	57,158
Samsung Electronics Taiwan Co., Ltd.	9,999,976	99.99	1,525	18,416	11,103
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	46,189	66,310	60,033
Samsung (CHINA) Investment Co., Ltd.	-	100.00	37,027	56,972	64,371
Samsung Electronics Huizhou Co., Ltd.	-	44.88	16,391	38,473	35,653
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	9,896	21,564	18,685
Souzhou Samsung Electronics Co., Ltd.	-	88.31	67,338	73,717	70,845
Tianjin Samsung Electronics Co., Ltd.	-	85.82	47,931	61,482	56,919
Shandong-Samsung Telecommunications Co., Ltd.	-	59.00	13,307	25,351	24,291

Continued;

SAMSUNG ELECTRONICS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
December 31, 2002 and 2001

9. Investments, Continued;

	2002				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Tianjin Samsung Telecom Technology Co., Ltd.	-	80.00	₩ 12,126	₩ 14,694	₩ 3,883
Samsung Electronics Suzhou Computer Co., Ltd.	-	100.00	5,471	5,401	5,401
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	18,382	18,038	18,038
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	20,278,160	49.00	3,117	10,788	5,975
Shanghaibell Samsung Mobile Communications Co., Ltd.	774,161	49.00	7,742	6,177	6,195
Samsung Japan Co., Ltd.	795,000	50.96	54,024	88,109	27,945
Samsung Yokohama Research Institute	122,000	100.00	64,766	61,964	58,783
Samsung SDI Co., Ltd.	9,282,753	19.79	423,722	651,700	646,403
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.93	359,237	430,950	433,896
Novita Co., Ltd.	4,988,000	96.14	29,991	38,485	38,364
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	432,056	431,814
Samsung Capital Co., Ltd.	31,259,226	75.03	230,850	593,560	590,343
Samsung Card Co., Ltd.	25,885,653	56.59	153,388	1,123,998	1,122,547
Samsung Techwin Co., Ltd.	19,604,254	26.28	211,726	146,673	172,039
STECO, Ltd.	2,447,992	51.00	12,240	21,555	20,056
DNS Korea Co., Ltd.	1,247,390	62.37	7,134	18,984	9,818
Seoul Commtech Co., Ltd.	3,333,330	30.30	4,192	22,411	22,246
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,137	18,105
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	46,597	41,567
Samsung Networks	23,955,550	23.07	5,214	19,266	15,560
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	358,770	358,966
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron (previously, Dowa Korea) Co., Ltd.	405,000	50.63	2,025	7,063	3,041
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	45,028	41,174

Continued;

9. Investments, Continued;

	2002				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	36,897	36,311
Samsung Corning Micro-Optics Co., Ltd.	6,513,000	50.00	42,986	6,969	5,342
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	165,729	181,239
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	101,152	37,382
Living Plaza	300,000	100.00	30,007	66,945	50,672
Bluetek Co., Ltd.	5,998,648	90.00	29,993	84,362	68,402
Tolos Co., Ltd.	1,010,800	100.00	5,058	8,114	7,240
Bokwang FUND V	500	83.33	5,000	12,006	11,006
Bokwang FUND X	900	81.82	9,000	8,849	8,849
SVIC FUND I	99	99.00	9,900	1,712	1,712
SVIC FUND II	297	99.00	29,700	31,217	31,217
SVIC FUND III	198	99.00	19,800	18,004	18,004
SVIC FUND IV	985	65.67	98,500	99,123	99,123
SVIC FUND V	297	99.00	29,700	22,811	22,811
			₩ 4,617,842	₩ 6,989,908	₩ 6,548,942

(B) Equity-method investments as of December 31, 2001 consist of the following (in millions of Korean Won except percentage information).

	2001				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung Electronics Canada, Inc.	8	100.00	₩ 37,911	₩ 38,972	₩ 38,654
Samsung Electronics America, Inc.	270,061	100.00	752,109	390,993	289,316
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	39,500	100.00	43,842	70,696	67,159
Samsung Electronics Mexico S.A. de C.V.	230,675	100.00	30,767	46,637	44,327
Samsung Electronics Argentina S.A.	31,000,000	100.00	36,967	27,744	27,740
Cagent Technologies, Inc.	24,700,000	91.48	22,162	20,293	20,545
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	80,156	66,987

Continued;

9. Investments, Continued;

	2001				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung Electronics Svenska AB.	1,000,000	100.00	₩ 16,153	₩ 16,440	₩ 15,333
Samsung Electronics Hungarian RT. Co., Ltd.	321,000	100.00	48,397	63,294	56,791
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	13,611	12,554
Samsung Electronics France S.A.	1,770,000	100.00	39,433	39,426	36,159
Samsung Europe PLC	109,546,000	100.00	179,627	184,675	171,153
Samsung Electronics Holding GmbH.	-	100.00	77,609	82,673	74,457
Samsung Electronics Italia, S.p.A.	177,000	100.00	56,779	48,458	47,225
Samsung Electronics Benelux B.V.	-	100.00	38,334	42,259	28,476
Samsung Electronics Poland, SP.Zo.O	-	100.00	20,098	20,109	18,877
Samsung Electronics South Africa (Pty) Ltd.	1,271,000	100.00	39,830	2,233	1,826
Samsung Portugal Productos Electro-Mechanicos S.A.	415,206	24.15	2,124	-	-
Samsung Electronics (UK), Ltd.	4,393,253	5.17	8,280	9,331	7,018
Samsung Electronics Overseas B.V.	-	100.00	120	568	(7,629)
Samsung Electronics Australia Pty, Ltd.	53,200,000	100.00	40,458	34,731	32,622
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	33,275	32,546
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	18,823	16,520
PT Samsung Electronics Indonesia	45,779	100.00	56,910	42,785	36,408
Samsung Electronics Display (M) SDN.OMD (HSD)	71,400,000	75.00	21,876	51,689	47,957
Samsung India Electronics, Ltd.	44,320,000	73.87	15,526	22,315	21,679
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	137,542	130,314

Continued;

SAMSUNG ELECTRONICS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
December 31, 2002 and 2001

9. Investments, Continued;

	2001				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung Vina Electronics Co., Ltd.	170,781,600	81.62	₩ 13,532	₩ 21,641	₩ 22,119
Thai-Samsung Electronics Co., Ltd.	1,098	91.50	37,423	53,877	51,055
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	6,043	6,043
Samsung Electronics India Information & Telecommunications, Ltd.	25,614,980	100.00	6,444	9,451	7,739
Samsung Electronic Philippine Manufacturing Corp.	-	100.00	25,487	24,141	23,395
Samsung Electronics Hong Kong Co., Ltd.	274,250,000	100.00	48,397	69,250	64,379
Samsung Electronics Taiwan Co., Ltd.	8,650,000	100.00	1,525	16,614	7,148
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	46,189	83,037	81,273
Samsung (CHINA) Investment Co., Ltd.	-	100.00	36,428	38,363	47,400
Samsung Electronics Huizhou Co., Ltd.	-	44.88	16,391	34,869	31,339
Tianjin Samsung Electronics Display Co., Ltd.	-	59.17	9,896	12,512	15,516
Souzhou Samsung Electronics Co., Ltd.	-	82.41	60,432	55,900	54,423
Tianjin Samsung Electronics Co., Ltd.	-	85.82	47,931	65,194	61,298
Shandong-Samsung Telecommunications Co., Ltd.	-	59.00	13,307	22,776	21,574
Tianjin Samsung Telecom Technology Co., Ltd.	-	70.95	7,672	7,968	3,098

Continued;

SAMSUNG ELECTRONICS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
December 31, 2002 and 2001

9. Investments, Continued;

	2001				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
Samsung Japan Co., Ltd.	735,000	49.00	₩ 47,767	₩ 74,686	₩ 43,929
Samsung Yokohama Research Institute	122,000	100.00	64,766	60,566	60,566
Union Optical Co., Ltd.	4,880,000	20.00	17,389	808	6,312
Samsung SDI Co., Ltd.	9,282,753	19.83	423,722	580,109	589,896
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.93	359,237	395,638	418,114
Novita Co., Ltd.	4,988,000	96.14	29,991	35,844	37,096
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	357,155	347,686
Samsung Capital Co., Ltd.	31,259,226	75.03	230,850	444,069	440,516
Samsung Card Co., Ltd.	25,885,653	56.59	153,388	827,636	820,319
Samsung Techwin Co., Ltd.	19,604,254	26.28	211,726	146,729	185,406
STECO, Ltd.	2,447,992	51.00	12,240	19,736	18,281
DNS Korea Co., Ltd.	1,247,390	62.37	7,134	19,423	9,151
Seoul Commtech Co., Ltd.	3,333,330	30.30	4,192	17,633	17,626
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,128	18,077
Samsung SDS Co., Ltd.	11,977,770	26.27	12,753	54,049	49,297
Samsung Networks	23,955,550	27.06	5,214	13,053	8,120
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	311,288	312,632
Samsung Lions Co., Ltd.	55,000	27.50	275	-	-
Secron (previously, Dowa Korea) Co., Ltd.	405,000	50.63	2,025	7,156	4,212
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	42,528	39,763
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	34,837	34,784
Samsung Corning Micro-Optics Co., Ltd.	4,263,000	50.00	28,136	21,636	20,374
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	87,554	132,947
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	112,523	8,136
Living Plaza	300,000	96.77	30,007	53,342	45,494
Bluetek Co., Ltd.	5,998,648	90.00	29,993	52,989	42,203
Tolos Co., Ltd.	1,010,800	95.41	5,058	7,460	6,392
Bokwang FUND V	-	83.33	5,000	13,212	13,212
Bokwang FUND X	-	81.82	9,000	8,967	8,967

Continued;

9. Investments, Continued;

	2001				
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net Book Value	Recorded Book Value
SVIC FUND I	99	99.00	₩ 9,900	₩ 9,930	₩ 9,930
SVIC FUND II	297	99.00	29,700	32,049	32,049
SVIC FUND III	198	99.00	19,800	21,258	21,258
SVIC FUND IV	985	65.67	98,500	103,561	103,561
SVIC FUND V	297	99.00	29,700	29,706	29,706
			₩ 4,549,672	₩ 6,076,622	₩ 5,768,825

(C) Changes in goodwill(negative goodwill) for the years ended December 31, 2002 and 2001 are as follows:

	2002				2001			
	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year	Balance at Beginning of Year	Increase (Decrease)	Amortization (Reversal)	Balance at End of Year
Samsung Techwin Co., Ltd.	₩ 40,871	₩ -	₩ 14,013	₩ 26,858	₩ 54,884	₩ -	₩ 14,013	₩ 40,871
Samsung Corning Precision Glass Co., Ltd.	35,510	-	9,264	26,246	44,773	-	9,263	35,510
Samsung SDI Co., Ltd.	21,934	-	6,927	15,007	28,860	-	6,926	21,934
Samsung Electro-Mechanics Co., Ltd.	19,584	-	4,947	14,637	24,533	-	4,949	19,584
Samsung Capital Co., Ltd.	(7,926)	(111)	(2,664)	(5,373)	(10,569)	-	(2,643)	(7,926)
Samsung Card Co., Ltd.	(7,187)	(375)	(2,469)	(5,093)	(9,583)	-	(2,396)	(7,187)
Samsung Networks Inc.	(4,534)	-	(1,432)	(3,102)	(5,966)	-	(1,432)	(4,534)
Samsung SDS Co., Ltd.	4,531	-	1,431	3,100	5,985	-	1,454	4,531
Samsung Corning Co., Ltd.	4,010	-	1,504	2,506	(80)	-	(4,090)	4,010
Samsung (CHINA) Investment Co., Ltd.	-	(1,860)	(186)	(1,674)	-	-	-	-
Others	1,098	78	559	617	3,443	(797)	1,548	1,098
	₩ 107,891	₩ (2,268)	₩ 31,894	₩ 73,729	₩ 136,280	₩ (797)	₩ 27,592	₩ 107,891

Continued;

9. Investments, Continued;

(D) Information relating to the elimination of unrealized gains and losses as of December 31, 2002 and 2001 are as follows(*):

	2002			2001		
	Inventories	Property, Plant and Equipment, and Intangible Assets	Total	Inventories	Property, Plant and Equipment, and Intangible Assets	Total
Samsung Electronics America, Inc.	₩ (19,556)	₩ (102)	₩ (19,658)	₩ 46,686	₩ 844	₩ 47,530
Samsung Japan Co., Ltd.	(9,219)	(12,539)	(21,758)	18,043	(4,584)	13,459
Samsung Thales Co., Ltd.	(86)	30,485	30,399	2,937	30,373	33,310
Samsung SDI Co., Ltd.	(10,107)	345	(9,762)	(2,205)	134	(2,071)
Living Plaza	(8,833)	(33)	(8,866)	(7,828)	(26)	(7,854)
Samsung Electronics Holding GmbH.	(7,005)	(1)	(7,006)	30,270	(4)	30,266
Samsung Europe PLC	(7,279)	324	(6,955)	5,294	107	5,401
Samsung Electro-Mechanics Co., Ltd.	(6,443)	-	(6,443)	2,440	544	2,984
Tianjin Samsung Telecom Technology Co., Ltd.	(5,366)	(639)	(6,005)	(4,870)	-	(4,870)
Samsung Asia Private, Ltd.	(5,216)	21	(5,195)	(315)	38	(277)
Others	(9,440)	13,848	4,408	(13,434)	12,945	(489)
	₩ (88,550)	₩ 31,709	₩ (56,841)	₩ 77,018	₩ 40,371	₩ 117,389

(*) Amounts in the table are recognized gains and losses from the elimination of unrealized gains and losses for the years ended December 31, 2002 and 2001.

Continued;

9. Investments, Continued;

(E) The following table reconciles the difference between the book values recorded for the equity-method investments at the beginning and at the end of years 2002 and 2001:

	2002				2001			
	Balance at Beginning of Year	Earnings from Equity -method Investments	Other Increase (Decrease)	Balance at End of Year	Balance at Beginning of Year	Earnings from Equity -method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung Card Co., Ltd.	₩ 820,319	₩ 338,385	₩ (36,157)	₩1,122,547	₩ 422,345	₩ 332,328	₩ 65,646	₩ 820,319
Samsung SDI Co., Ltd.	589,896	99,676	(43,169)	646,403	488,122	93,565	8,209	589,896
Samsung Capital Co., Ltd.	440,516	137,640	12,187	590,343	263,587	123,233	53,696	440,516
Samsung Electro-Mechanics Co., Ltd.	418,114	27,664	(11,882)	433,896	405,272	23,853	(11,011)	418,114
Samsung Kwangju Electronics Co., Ltd.	347,686	84,129	(1)	431,814	277,080	71,140	(534)	347,686
Samsung Corning Co., Ltd.	312,632	70,143	(23,809)	358,966	266,814	58,042	(12,224)	312,632
Samsung Electronics America, Inc.	289,316	(67,886)	(24,870)	196,560	350,002	(194,502)	133,816	289,316
Samsung Europe PLC	171,153	23,254	869	195,276	162,690	4,762	3,701	171,153
Samsung Techwin Co., Ltd.	185,406	(7,469)	(5,898)	172,039	222,860	(25,411)	(12,043)	185,406
Samsung Corning Precision Glass Co., Ltd.	132,947	74,239	(25,947)	181,239	98,648	54,047	(19,748)	132,947
Others	2,060,840	287,997	(128,978)	2,219,859	1,822,366	243,733	(5,259)	2,060,840
	₩5,768,825	₩1,067,772	₩(287,655)	₩6,548,942	₩4,779,786	₩784,790	₩ 204,249	₩5,768,825

Continued;

9. Investments, Continued;

(2) Fair-value investments

Fair-value investments as of December 31, 2002 and 2001 consist of the following (in millions of Korean Won, except for the number of shares owned and percentage information):

	2002					2001
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net book Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩ 164,736	₩ 164,736	₩ 152,737
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	31,825	31,825	30,310
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	9,522	9,522	17,040
Cheil Communications Inc.	119,949	2.61	2,920	11,167	11,167	16,193
Koram Bank	8,497,358	3.97	89,888	62,881	62,881	101,543
Dacom Corporation	4,262,127	11.51	243,055	60,522	60,522	88,640
Hanaro Telecom, Inc.	23,542,281	8.43	213,496	77,219	77,219	117,476
Serome Technology Inc.	800,000	2.21	44,000	3,976	3,976	8,280
Transmeta Corp.	1,120,000	0.87	7,778	1,502	1,502	3,297
			₩ 919,071	₩ 423,350	₩ 423,350	₩ 535,516

As of December 31, 2002 and 2001, unrealized holding losses on fair-value investments amounted to ₩455,697 million and ₩362,923 million, respectively, which were recorded in a separate component of shareholders' equity (other capital adjustments).

As of December 31, 2002, the Company determined that decline in fair value of equity investment in Serome Technology Inc. would not be recoverable and charged the impairment loss of ₩40,024 million to current operations (non-operating expenses).

Continued;

9. Investments, Continued;

(3) Cost-method investments

Cost-method investments as of December 31, 2002 and 2001 consist of the following (in millions of Korean Won, except for the number of shares owned and percentage information):

	2002					2001
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net book Value	Recorded Book Value	Recorded Book Value
Samsung Petrochemical Co.	514,172	9.93	₩ 8,040	₩ 21,485	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	2,589,201	3.78	25,892	24,052	25,892	25,892
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,492	5,000	5,000
Pusan Newport Co., Ltd.	932,250	4.13	4,661	4,661	4,661	2,311
GE Samsung Lighting	80,000	10.00	1,367	273	273	1,367
Brooks-PRI Automation Asia Inc.	219,317	19.00	1,097	368	368	1,097
Samsung Venture Investment Corporation	980,000	16.33	4,900	4,898	4,900	4,900
Hanul Education Co., Ltd.	20,000	2.28	660	111	660	660
Bluebird Soft Inc.	140,000	17.00	10,199	2,325	10,199	10,199
Alticast Corporation	110,000	11.96	8,250	1,265	1,265	8,250
Mpeon Co., Ltd.	260,000	50.19	1,300	2,374	1,300	1,300
iMarketKorea Inc.	380,000	13.90	1,900	2,500	1,900	1,900
Cyberbank, Co.	108,250	14.68	8,000	2,707	2,707	8,000
SkyLife Broadcasting	600,000	1.00	3,344	2,527	3,344	3,344
Norpak Corporation	2,547,782	21.54	1,018	1,103	1,018	1,018
Samsung SDI Brasil Ltda.	-	0.11	3,110	78	3,110	3,110
Monarchy Enterprises Holding B.V.	-	5.26	48,978	17,559	17,559	48,978
New Telephone Co.	-	13.32	3,678	4,184	3,678	3,678
Data Play Inc.	626,566	2.35	5,598	279	279	5,598
Staktek Corporation	176,923	9.77	20,016	4,496	4,496	20,016
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	1,310	1,310	312
Others			21,746	4,264	2,216	15,892
			₩ 190,064	₩108,311	₩ 104,175	₩ 180,862

Continued;

9. Investments, Continued;

As of December 31, 2002, investments in eleven affiliated companies, including Norpak Corporation, were not valued using the equity method , due to the immateriality of their asset values.

As of December 31, 2002, the financial conditions of twelve invested companies, including Monarchy Enterprises Holding B.V., have deteriorated significantly. Accordingly, the investments in these companies have been written down to their net asset values, and the written down amount of ₩80,186 million was charged to current operations.

In addition, as of December 31, 2002, the net asset values of ten cost-method investments, including iMarketKorea Inc., have declined below their acquisition costs. However, the Company did not adjust their carrying values to their net asset values, as their net asset values are likely to recover in subsequent periods.

(4) Other investments

Other investments as of December 31, 2002 and 2001 consist of the following (in millions of Korean Won, except for the number of shares owned and percentage information).

	2002					2001
	Number of Shares Owned	Percentage of Ownership	Acquisition Cost	Market Value or Net book Value	Recorded Book Value	Recorded Book Value
Securities market stabilization fund	-	-	₩ 5,688	₩ 7,815	₩ 7,815	₩ 13,979
Investment in capital of partnership						
Korea Software Industry Association	-	-	150	355	150	150
Korea Electronic Industries Cooperative, etc.	-	-	281	396	281	281
			₩ 6,119	₩ 8,566	₩ 8,246	₩ 14,410

10. Intangible Assets:

Intangible assets, net of accumulated amortization, as of December 31, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Goodwill	₩	6,505	₩	8,910
Intellectual property rights		219,397		226,015
Others		67,396		2,473
	₩	293,298	₩	237,398

11. Long-Term Deposits and Other Assets:

Long-term deposits and other assets as of December 31, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Long-term financial instruments	₩	65	₩	683
Long-term trade receivables		1,904		12,219
Long-term loans		38,792		37,996
Long-term guarantee deposits		313,070		369,085
Long-term prepaid expenses		402,006		397,979
Others		45		-
	₩	755,882	₩	817,962

12. Long-Term Debt:

Long-term debt as of December 31, 2002 and 2001 consists of the following:

	Reference	Millions			
		2002		2001	
Local currency loans	(A)	₩	7,293	₩	44,411
Foreign currency loans, in Korean Won equivalents	(B)		1,970		425,615
Debentures	(C)		1,007,448		1,000,591
			1,016,711		1,470,617
Less: Current maturities			(28,853)		(426,098)
		₩	987,858	₩	1,044,519

Continued;

12. Long-Term Debt, Continued;

(A) Local currency loans as of December 31, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
Woori Bank	5	₩ 370	₩ 644
Korea Development Bank	9.1 - 9.2	4,375	27,851
Kookmin Bank	-	-	9,412
Korea Technology Banking	6.5	2,520	6,449
Samsung Card Co., Ltd.	6.5	28	55
		₩ 7,293	₩ 44,411

(B) Long-term debt denominated in foreign currencies as of December 31, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Thousands	
	2002	2002	2001
Citibank, N.A.	-	$ -	$ 77,667
Korea Development Bank	-	-	149,620
Korea Exchange Bank	-	-	18,889
Korea Development Leasing Corporation and others	LIBOR+0.8-0.9	1,641	74,776
U. S. Dollar equivalents		$ 1,641	$ 320,952
Korean Won equivalents (in millions)		₩ 1,970	₩ 425,615

Continued;

12. Long-Term Debt, Continued;

(C) Debentures outstanding as of December 31, 2002 and 2001 consist of the following:

	Annual Interest Rates (%)	Millions	
	2002	2002	2001
Non-guaranteed debentures	5	₩ 1,000,000	₩ 1,000,000
Private debentures	15.7	20,000	20,000
		1,020,000	1,020,000
Less: Discounts		(12,552)	(19,409)
		₩ 1,007,448	₩ 1,000,591

As of December 31, 2002, certain property, plant and equipment are pledged as collateral for the above long-term debts (see Note 8).

Maturities of long-term debts, including foreign currency notes and bonds (See Note 13), outstanding as of December 31, 2002 are as follows:

	Millions				
	Local Currency Loans	Foreign Currency Loans	Debentures	Foreign Currency Notes and Bonds	Total
2004	₩ 410	₩ -	₩ 1,000,000	₩ 85,512	₩ 1,085,922
2005	-	-	-	-	-
2006	-	-	-	-	-
2007	-	-	-	-	-
Thereafter	-	-	-	120,040	120,040
	₩ 410	₩ -	₩ 1,000,000	₩ 205,552	₩ 1,205,962

13. Foreign Currency Notes and Bonds:

Unsecured foreign currency notes and bonds as of December 31, 2002 and 2001 consist of the following:

		Due Date	Millions 2002	Millions 2001
USD denominated straight bonds	(A)	November 1, 2002	₩ -	₩ 206,799
JPY denominated straight bonds	(B)	April 23, 2003	149,803	149,290
USD denominated straight bonds	(C)	October 1, 2027	120,040	132,610
USD denominated straight bonds	(D)	October 1, 2002	-	202,714
Convertible bonds	(E)	December 31, 2007	-	62,000
Convertible bonds	(F)	February 1, 2004	85,512	117,300
Convertible bonds	(G)	July 30, 2002	-	120,470
Convertible bonds	(H)	January 31, 2003	236,260	240,640
			591,615	1,231,823
Add : Long-term accrued interest			24,070	25,549
Less : Current maturities			(410,133)	(538,945)
Less : Discounts			(5,997)	(6,187)
Less : Conversion rights			-	(17,183)
			₩ 199,555	₩ 695,057

Continued;

13. Foreign Currency Notes and Bonds, Continued;

(A) USD denominated straight bonds -

On November 1, 1992, the Company issued straight bonds in the amount of US$200,000 thousand at 99.5% of face value for the expansion of its semiconductors manufacturing facilities. The bonds were redeemed on their maturity date, November 1, 2002.

(B) JPY denominated straight bonds -

On April 23, 1996, the Company issued straight bonds in the amount of ￥20,000,000 thousand at face value. The bonds bear interest at 3.3% per annum and mature on April 23, 2003. The Company redeemed ￥5,210,000 thousand of these bonds during 1998.

(C) USD denominated straight bonds -

On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and mature on October 1, 2027, with repayment to be made annually for twenty years after a ten-year grace period which began on the date of issuance.

(D) USD denominated straight bonds -

On October 2, 1997, the Company issued straight bonds in the amount of US$227,000 thousand at 93.11% of face value. These bonds were redeemed on their maturity date, October 1, 2002.

Continued;

13. Foreign Currency Notes and Bonds, Continued;

(E) Convertible bonds -

On June 26, 1997, the Company issued foreign currency convertible bonds in the amount of US$300,000 thousand for the expansion of its manufacturing facilities.

For the year ended December 31, 2002, convertible bonds amounting to US$69,670 thousand were converted into 546,087 shares of common stock at the conversion price of ₩113,351 per share (See Note 16). In relation to the conversion to common stock, the Company recorded ₩9,708 million as other capital surplus, the difference between conversion rights and related consideration for the conversion rights. In addition, the Company redeemed US$110 thousand of these bonds during the year ended December 31, 2002.

(F) Convertible bonds - Intel -

On February 1, 1999, the Company issued foreign currency convertible bonds in the amount of US$100,000 thousand to Intel Corporation, which mature on February 1, 2004. A summary of the terms of the bonds is as follows:

- Interest : 5% per annum payable annually in arrears on February 1.
- Conversion period : On or after May 3, 1999 through January 21, 2004.
- Conversion price : Subject to adjustment pursuant to anti-dilution provisions, ₩108,465 per share, with a fixed exchange rate applicable to the conversion of ₩1,173 to US$1.00.

For the year ended December 31, 2002, convertible bonds amounting to US$27,100 thousand were converted into 293,066 shares of common stock at the conversion price of ₩108,465 per share(See Note 16).

Continued;

13. Foreign Currency Notes and Bonds, Continued;

(G) Convertible bonds - Apple -

On July 30, 1999, the Company issued foreign currency convertible bonds in the amount of US$100,000 thousand to Apple Computer Inc. Ltd., which matured on July 30, 2002.

For the year ended December 31, 2002, convertible bonds amounting to US$100,000 thousand were converted into 549,955 shares of common stock at the conversion price of ₩219,050 per share (See Note 16).

(H) Convertible bonds - Dell -

On October 15, 1999, the Company issued foreign currency convertible bonds in the amount of US$200,000 thousand to Dell Computer Corporation, which mature on January 31, 2003. A summary of the terms of the bonds is as follows :

- Interest : 2% per annum payable annually in arrears on December 31.
- Conversion period : On or after October 15, 2001 through January 16, 2003.
- Conversion price : Subject to adjustment pursuant to anti-dilution provisions, ₩260,000 per share, with a fixed exchange rate applicable to the conversion of ₩1,203.2 to US$1.00.

For the year ended December 31, 2002, convertible bonds amounting to US$3,640 thousand were converted into 16,844 shares of common stock at the conversion price of ₩260,000 per share (See Note 16).

The Company recognized interest expense using a 5% effective interest rate. The difference between rate effective rate and the guaranteed rate was credited to long-term accrued interest expense. The additional interest expense amounting to ₩8,039 million and ₩7,656 million were credited to long-term accrued interest expense for the years ended December 31, 2002 and 2001, respectively.

14. Accrued Severance Benefits:

Accrued severance benefits as of December 31, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Balance at the beginning of the year	₩	470,853	₩	363,405
Provision for severance benefits		277,515		217,213
Transferred from affiliated companies		594		792
Actual severance payments		(86,849)		(110,557)
		662,113		470,853
Cumulative deposits to the National Pension Fund		(19,194)		(22,326)
Severance insurance deposits		(378,655)		(260,764)
Balance at the end of the year	₩	264,264	₩	187,763

15. Commitments and Contingencies:

- As of December 31, 2002, the Company has entered into bank overdraft facility agreements with an aggregate credit limit amounting to ₩247,000 million, and certain bank deposits are pledged as collateral for bank overdraft facilities (see Note 4).

- The Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩6,435 million and US$953,086 thousand as of December 31, 2002, and 15,840 million and US$1,090,641 thousand as of December 31, 2001.

- As of December 31, 2002, the Company has technical assistance agreements with certain companies. Total royalty expense incurred in relation to these agreements for the years ended December 31, 2002 and 2001 amounted to ₩965,714 million and ₩772,142 million, respectively.

- The Company leases certain property, plant and equipment under various capital lease arrangements that expire over the next year. Assets recorded under capitalized lease agreements are included in property, plant and equipment (total acquisition costs: ₩705,292 million, total net book value:₩7,325 million). Depreciation expense for the capital lease assets amounted to ₩22,340 million for the year ended December 31, 2002.

Continued;

15. Commitments and Contingencies, Continued;

Future minimum lease payments under scheduled capital leases are as follows (in millions of Korean Won):

Period	Total minimum payments	Interest Amount	Obligations under capital leases
2003	₩ 2,037	₩ 67	₩ 1,970

- As of December 31, 2002, the Company has entered into an agreement to discount trade notes receivable with three Korean banks, including Korea First Bank, up to ₩300,000 million and a credit sales facility agreement with three financial institutions, including Samsung Card Co., Ltd. and Woori Bank (Note 6). For the Credit sales facility agreement with Banks including Woori Bank, the Company has recourse obligation on the receivables of which due dates are extended (₩16,760 million as of December 31, 2002). In addition, the Company has entered into credit purchase facilities with Samsung Card Co., Ltd. and Woori Bank, whereby certain trade creditors of the Company are paid through these financial institutions (Note 25).

- As of December 31, 2002, the Company has been named as the defendant in five legal actions filed by MOSAID Technologies Inc., Matsushita Electric Industrial Co., Ltd., S.I.SV.EL.S.P.A, Pitney Bowes Inc., and International Rectifier Corporation for patent infringements, and as a plaintiff in six legal actions against Quanta Computer, Compal Electronics, Inc., Inventec Corporation, Arima Computer Corporation, Twinhead Corporation, and Tessera Technology, Inc. for alleged patent infringements, and two legal actions against Grandiente Electronica S.A. and Miditel for unpaid debts.

  In addition, the Company is a party to various other legal claims and proceedings, all of which are pending as of December 31, 2002. The Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

  The Company has been alleged by Infinion Technologies AG. and Micron Technology Inc., that illegal government subsidies allowed the Company to cut the prices of its dynamic random access memory, or DRAM, Chips. As of December 31, 2002, the investigation by the European Union Commission and the U.S. Department of Commerce & Trade is in progress, and it is not possible to predict the ultimate outcome of the matter.

Continued;

15. Commitments and Contingencies, Continued;

- As of December 31, 2002, one blank check has been provided to a financial institution as collateral for the fulfillment of a certain contract.

  As of December 31, 2002, the Company has entered into insurance plan for product liabilities of entire domestic sales, and cargo insurance plans up to ₩19,898,700 million, for product damages in transit and other losses.

- In June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million is to be distributed to the Company and the Affiliates. As of December 31, 2002, the shares in Samsung Life Insurance Co., Ltd. were not sold. The ultimate effect of these matters on the financial position of the Company as of the balance sheet date cannot presently be determined.

  In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

16. Capital Stock :

Under its Articles of Incorporation, the Company is authorized to issue 500,000,000 shares of capital stock (par value of ₩5,000 per share), of which 100,000,000 shares are cumulative, participating preferred stock and are non-voting and entitled to a minimum cash dividend (9% of par value). In addition, the Company is authorized to issue to investors other than current shareholders convertible debentures and debentures with warrants of face values up to ₩4,000 billion and ₩2,000 billion, respectively (₩3,000 billion of such convertible debentures is for common stock and the remaining ₩1,000 billion is for preferred stock, and ₩1,500 billion of such debentures with warrants is for common stock and the remaining ₩500 billion is for preferred stock). The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, for direct funding at overseas stock markets, as follows:

Date of Issuance	Number of Shares of stock	Number of Shares of GDR	Issue Price of GDR
(Non-voting preferred stock)			
1991. 5.17	1,907,671	3,815,342	US$ 26.21
1993. 6.17	2,542,372	5,084,744	US$ 29.50
1993.11.12	2,158,273	4,316,546	US$ 34.75
1994. 4. 6	1,086,956	2,173,912	US$ 46.00
(Common stock)			
1995. 6.27	813,008	1,626,016	US$ 92.25
1995.11. 7	612,244	1,224,488	US$ 122.50
1997.11.19	2,826,087	5,652,174	US$ 23.00

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

Continued;

16. Capital Stock, Continued;

As of December 31, 2002, outstanding global depositary receipts are 33,861,234 shares for common stock (common stock equivalent : 16,930,617 shares) and 10,668,208 shares for non-voting preferred stock (preferred stock equivalent : 5,334,104 shares).

The Company issued 1,405,952 shares of common stock upon the conversion of foreign currency convertible bonds amounting to US$200,410 thousand during the year ended December 31, 2002 (see Note 13). The cash proceeds in excess of par value amounting to ₩222,949 million were credited to paid-in capital in excess of par value.

As of December 31, 2002, 153,935,959 shares of common stock and 23,893,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend (1% of par value) over common stock.

In addition, as of December 31, 2002, convertible bonds amounting to ₩321,772 million (face value of US$269,260 thousand) are outstanding (see Note 13). No debentures with warrants have been issued as of December 31, 2002.

17. Retained Earnings:

Retained earnings as of December 31, 2002 and 2001 consist of the following:

	Reference	Millions	
		2002	2001
Appropriated:			
Legal reserve	(A)	₩ 444,789	₩ 441,289
Reserve for business rationalization	(B)	4,512,101	3,512,101
Reserve for improvement of financial structure	(C)	204,815	204,815
Reserve for overseas market development	(D)	510,750	510,750
Reserve for overseas investment losses	(D)	164,982	164,982
Reserve for research and human resource development	(D)	8,436,458	5,436,458
Reserve for export losses	(D)	167,749	167,749
Reserve for loss on disposal of treasury stock	(D)	800,000	200,000
Reserve for capital expenditure	(E)	4,250,393	2,714,811
		19,492,037	13,352,955
Unappropriated		31	32
		₩ 19,492,068	₩ 13,352,987

Continued;

17. Retained Earnings, Continued;

(A) The Korean Commercial Code requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(B) Until the year 2001, pursuant to the Tax Reduction and Exemption Control Law, the Company had been required to appropriate, as a reserve for business rationalization, an amount equal to the exemption of income taxes resulting from investment tax credits and certain deductions from taxable income. Due to revisions made to the Korean tax laws during 2002, such reserve is no longer required.

(C) In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate as a reserve for improvement of financial structure an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D) Pursuant to the Korean tax laws, the Company is allowed to claim a tax deduction in determining taxable income for the amounts of retained earnings appropriated to reserves for overseas market development, overseas investment losses, research and human resource development, export losses and losses on disposal of treasury stock. These amounts are not available for dividends until used for the specified purposes or reversed.

(E) The reserve for capital expenditure amount is appropriated by the Company for capital expenditures and may be used for any purpose through a shareholders' resolution.

18. Dividend Information:

The Company declared a cash dividend to shareholders of common stock and preferred stock as an interim dividend for the six-month periods ended June 30, 2002 and 2001, and as year-end dividends for the years ended December 31, 2002 and 2001.

Details of interim dividends and year-end dividends are as follows (in millions of Korean Won, except for the number of shares):

(A) Interim Dividend

		2002	2001
Number of shares eligible for dividend	Common stock	145,642,164 shares	146,001,447 shares
	Preferred stock	22,413,734 shares	22,623,734 shares
Dividend Rate		10%	10%
Dividend Amount	Common stock	₩ 72,822	₩ 73,001
	Preferred stock	11,207	11,312
		₩ 84,029	₩ 84,313

(B) Year-end Dividend

		2002	2001
Number of shares eligible for dividend	Common stock	143,496,334 shares	146,080,382 shares
	Preferred stock	22,013,734 shares	22,623,734 shares
Dividend Rate	Common stock	100%	30%
	Preferred stock	101%	31%
Dividend Amount	Common stock	₩ 717,482	₩ 219,120
	Preferred stock	111,169	35,067
		₩ 828,651	₩ 254,187

Continued;

18. Dividend Information, Continued;

(C) Dividend Payout Ratio

	Millions	
	2002	2001
Dividend	₩ 912,680	₩ 338,500
Net Income	7,051,761	2,946,935
Dividend Payout Ratio	12.94%	11.49%

(D) Dividend Yield Ratio

	In Won			
	2002		2001	
	Common stock	Preferred stock	Common stock	Preferred stock
Dividend per share	5,500	5,550	2,000	2,050
Market price as of December 31, 2002 and 2001	314,000	150,000	279,000	113,500
Dividend Payout Ratio	1.75%	3.70%	0.72%	1.81%

19. Treasury stock:

As of December 31, 2002, the Company holds 10,439,625 shares of its own common stock and 1,879,693 shares of its own preferred stock. This treasury stock is recorded as a capital adjustment.

20. Other Capital Adjustments:

Other capital adjustments as of December 31, 2002 and 2001 consist of the following:

	Millions	
	2002	2001
Consideration of conversion rights	₩ -	₩ 26,906
Gains (losses) on valuation of investments	(122,238)	149,242
Losses on valuation of derivative instruments	-	(3,806)
Stock option compensation	588,497	336,301
	₩ 466,259	₩ 508,643

21. Stock Option Plan:

The Company has a stock option plan that provides for the granting stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the grant			
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002
· Options outstanding	1,455,000	2,935,500	988,000	121,000
· Exercise price (*)	₩ 272,700	₩ 197,100	₩ 329,200	₩ 342,800
· Exercise period from the date of the grant (**)	3~10 years	3~10 years	2~10 years	2~10 years

(*) The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock merger.
(**) The options can be fully vested after two years from the date of the grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant and the following assumptions:

	Date of the grant			
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002
· Risk-free interest rates	9.08%	6.04%	5.71%	6.44%
· Expected stock price volatility	69.48%	74.46%	64.97%	64.90%
· Expected life	4 years	4 years	3 years	3 years
· Expected dividend yield	0.39%	0.89%	0.73%	0.74%

The compensation expense related to stock options amounted to ₩252,196 million for the year ended December 31, 2002. In addition, accumulated compensation expense as of December 31, 2002 and estimated compensation expense for the years thereafter is ₩588,497 million and ₩130,589 million, respectively.

22. Selling, general and administrative expenses:

Selling, general and administrative expenses for the years ended December 31, 2002 and 2001 consist of the following:

	Millions			
	2002		2001	
Salaries	₩	536,103	₩	360,089
Provision for severance benefits		77,776		49,054
Commission & service charge		1,031,357		824,890
Depreciation expense for tangible assets		93,270		112,186
Amortization expense for intangible assets		17,782		10,525
Advertisement expense		699,357		517,549
Sales promotion expense		292,890		292,849
Transportation expense		394,628		339,935
After service expense		269,861		511,147
Bad debts expense		3,286		16,579
Public relation expense		267,780		197,995
Sales commission		286,673		250,354
Ordinary development expense		594,493		510,811
Research expense		1,165,298		1,022,558
Stock compensation expense		132,434		119,365
Others		458,037		434,422
	₩	6,321,025	₩	5,570,308

23. Income Tax Expense:

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 29.7% for the year ended December 31, 2002.

Income tax expense for the years ended December 31, 2002 and 2001 consists of the following:

	Millions			
	2002		2001	
Current income taxes	₩	1,394,168	₩	331,799
Increase (decrease) in deferred income taxes		424,537		(196,127)
	₩	1,818,705	₩	135,672

Continued;

23. Income Tax Expense, Continued;

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	Millions	
	2002	2001
Income before income taxes	₩ 8,870,466	₩ 3,082,607
Statutory tax rate	29.7%	30.8%
Expected taxes at statutory rate	2,634,528	949,443
Tax credit	(798,887)	(764,384)
Others, net	(16,936)	(49,387)
Actual income taxes	₩ 1,818,705	₩ 135,672
Effective tax rate	20.5%	4.4%

Components of deferred income taxes as of December 31, 2002 and 2001 are as follows:

	2002			2001		
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance
(Deferred income tax assets)						
Deferred foreign exchange losses	₩ 54,224	₩ (29,762)	₩ 24,462	₩ 132,121	₩ (77,897)	₩ 54,224
Loss on impairment of investments	5,818	33,753	39,571	5,236	582	5,818
Depreciation	10,903	5,461	16,364	146,162	(135,259)	10,903
Accrued expenses	116,459	72,208	188,667	34,806	81,653	116,459
Tax credit carry-forwards	401,623	(158,955)	242,668	-	401,623	401,623
Others	54,282	(26,620)	27,662	72,300	(18,018)	54,282
Total deferred income tax assets	643,309	(103,915)	539,394	390,625	252,684	643,309
(Deferred income tax liabilities)						
Special reserves appropriated for tax purpose	107,016	113,836	220,852	110,980	(3,964)	107,016
Capitalized interest expense	68,346	3,308	71,654	54,811	13,535	68,346
Accrued interest income	26,558	25,658	52,216	8,980	17,578	26,558
Earnings from equity-method investments	64,878	177,999	242,877	19,619	45,259	64,878
Others	179	(179)	-	18,029	(17,850)	179
Total deferred income tax liabilities	266,977	320,622	587,599	212,419	54,558	266,977
Net deferred income tax assets (liabilities)	₩ 376,332	₩ (424,537)	₩ (48,205)	₩ 178,206	₩ 198,126	₩ 376,332

Continued;

23. Income Tax Expense, Continued;

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value.

The Company did not recognize the income tax effect of a ₩412,908 million temporary difference resulting from revaluation of land, as the Company does not have plan to dispose the revalued land in the near future.

The Company did not recognize the income tax effect of a temporary difference resulting from earnings arising from certain equity-method investments, as the Company does not expect cash inflows, such as proceeds from the disposal of or receipts of dividends from the equity-method investments, within five years.

24. Earnings Per Share:

Earnings per share are calculated as follows (in millions of Korean Won, except for per share amounts which are in Korean Won):

- Basic earnings per share

	2002	2001
Net income	₩ 7,051,761	₩ 2,946,935
Adjustments:		
Dividends for preferred stock	(122,376)	(46,379)
Undeclared participating preferred stock dividend	(816,531)	(349,798)
Net income available for common stock	6,112,854	2,550,758
Weighted average number of shares of common stock outstanding	145,527,431	146,080,382
Basic earnings per share (In Korean Won)	₩ 42,005	₩ 17,461

- Diluted earnings per share

	2002	2001
Net income available for common stock	₩ 6,112,854	₩ 2,550,758
Adjustment:		
Interest expense on convertible bonds	12,175	19,710
Net income available for common stock and common equivalent shares	6,125,029	2,570,468
Weighted average number of common stock and common equivalent shares (*) outstanding	147,224,504	149,184,308
Diluted earnings per share (In Korean Won)	₩ 41,603	₩ 17,230

Continued;

24. Earnings Per Share, Continued;

(*) Common equivalent shares

	2002		
	Number of shares	Weight	Common stock equivalent
Convertible bond			
US$ 72,900,000	788,380	365/365	788,380
US$ 196,360,000	908,693	365/365	908,693
			1,697,073

	2001		
	Number of shares	Weight	Common stock equivalent
Convertible bond			
US$ 69,780,000	546,969	365/365	546,969
US$ 100,000,000	1,081,454	365/365	1,081,454
US$ 100,000,000	549,965	365/365	549,965
US$ 200,000,000	925,538	365/365	925,538
			3,103,926

The Company does not include stock options in computing common equivalent shares, as the stock options vested do not have dilutive effects.

SAMSUNG ELECTRONICS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
December 31, 2002 and 2001

25. Related Party Transactions:

Significant transactions with related parties for the years ended December 31, 2002 and 2001 and the related receivables and payables as of December 31, 2002 and 2001 are as follows:

	Millions of Won, Thousands of U.S. Dollars							
	Sales		Purchases		Receivables		Payables	
Company	2002	2001	2002	2001	2002	2001	2002	2001
(Local companies)								
Living Plaza	₩ 929,932	₩ 729.182	₩ 8,495	₩ 47,470	₩ 9.918	₩ 8	₩ 5,053	₩ 6,979
Samsung SDI Co., Ltd.	245,824	205.183	1,679,262	1,182,676	26.130	10,317	100,717	63,012
Samsung Electronics Service Co., Ltd.	134,646	129,245	174,037	162,728	41,088	32,923	19,609	34,518
Samsung Corporation	70,952	63,378	1,115,269	1,026,507	19,573	14,806	151,640	53,683
Samsung Kwangju Electronics Co., Ltd.	7,937	72,074	1,015,892	938,728	1,872	5,337	31,506	36,329
Samsung Electro-Mechanics Co., Ltd.	45,655	35,887	862,983	762,586	13,523	838	29,815	39,235
Samsung SDS Co., Ltd.	40,154	38,061	370,112	289,573	3,484	7,191	38,739	20,795
Samsung Life Insurance Co., Ltd.	6,003	4,670	4,665	3,805	36,488	53,599	3,192	5,912
Seoul Commtech Co., Ltd.	5,685	13,513	117,893	128,995	167	388	20,577	14,107
Tolos Co., Ltd.	2,139	1,674	188,466	124,473	209	110	17,301	9,863
Cheil Communications Co., Ltd.	1,052	750	167,571	155,590	124	33	96,256	91,066
Samsung Techwin Inc.	854	1,086	166,722	158,514	203	121	13,321	9,665
Samsung Everland	407	4,195	132,526	121,441	180,469	172,303	14,502	10,367
Novita Co., Ltd.	92	502	105,585	117,839	9	8	5,746	6,360
Samsung Card Co., Ltd.	1,560	1,191	19,062	13,111	26,714	7,343	1.278.694	1,233,771
Others	128,276	102,112	1,093,755	823,069	77,052	65,355	80,419	59,733
Total	₩ 1,621,168	₩ 1,402,703	₩ 7,222,295	₩ 6,057,105	₩ 437,023	₩ 370,680	₩ 1.907,087	₩ 1,695,395
(Foreign companies)								
Samsung Electronics America, Inc.	$ 5,802,206	$ 4,511,140	$ 973,060	$ 787,933	$ 8,025	$ 8,163	$ 61,368	$ 36,750
Samsung Japan Co., Ltd.	1,879,667	1,319,546	1,911,500	1,834,831	-	-	93,002	34,294
Samsung Electronics Taiwan Co., Ltd.	1,237,760	601,328	356,038	358,608	8	-	95	318
Samsung Electronics Hong Kong Co., Ltd.	878,229	457,457	422,535	306,096	74	1,343	12,184	9,096
Samsung Asia Private, Ltd.	920,186	594,793	361,515	378,819	518	789	-	8,068
Samsung Electronics Overseas B.V.	541,397	369,183	-	-	27,353	16,902	4	602
Samsung Electronics Hungarian RT. Co., Ltd.	97,159	72,744	847	506	10,255	8,166	57	14
Samsung Electronics Display (M) SDN.OMD(HSD)	108,287	31,708	497	4	9,081	77	180	-
Others	6,738,903	4,952,393	336,898	191,884	61,322	29,610	45,429	24,038
Total	$ 18,203,794	$ 12,910,292	$ 4,362,890	$ 3,858,681	$ 116.636	$ 65,050	$ 212.319	$ 113,180

Continued;

25. Related Party Transactions, Continued;

In addition, for the years ended December 31, 2002 and 2001, Samsung Corporation executed exportation amounting to ₩23,501,962 million and ₩17,996,360 million, respectively, and importation amounting to ₩982,896 million and ₩1,323,396 million, respectively, of goods on behalf of the Company.

Besides, the balances of receivables from Samsung Card Co., Ltd. as of December 31, 2002 and 2001 resulting from the credit sales facility agreement amounted to ₩26,592 million and ₩7,334 million, respectively (See Note 15), and the balances of payables to Samsung Card Co., Ltd. resulting from the credit purchase facility agreement amounted to ₩1,278,324 million and ₩1,232,016 million, respectively (See Note 15).

Furthermore, the balances of Money Market Fund from Samsung Securities Co., Ltd. as of December 31, 2002 and 2001 amounted to ₩530,025 million and ₩100,000 million, respectively (See Note 4), and the balances of local currency loans from Samsung Card Co., Ltd. amounted to ₩28 million and ₩55 million, respectively (See Note 12). And, the Company has entered into severance insurance plan with Samsung Life Insurance Co., Ltd. and fire and other insurances with Samsung Fire & Marine Insurance Co., Ltd. (See Notes 7, 8 and 14).

26. Research and Development Costs:

Research and development costs incurred and expensed for the years ended December 31, 2002 and 2001 comprise the following:

	Millions	
	2002	2001
Research expenses	₩ 1,165,298	₩ 1,022,558
Ordinary development expenses	1,776,964	1,395,676
	₩ 2,942,262	₩ 2,418,234

27. Foreign Currency Translation:

At December 31, 2002 and 2001, assets and liabilities denominated in foreign currencies and related gains and losses on foreign currency translation are as follows:

		Thousands	Millions			
		2002	2002			2001
Account		Foreign Currency	Korean Won (translated)	Translation Loss	Translation Gain	Korean Won (translated)
Foreign currency deposits	USD	104,489	₩ 125,429	₩ -	₩ -	₩ 256,927
	JPY	541,640	5,486	-	-	14,427
	Others		16,081	-	-	15,214
			146,996	-	-	286,568
Trade accounts and notes receivable	USD	152,924	183,569	4,436	234	83,869
	JPY	5,265,048	53,328	42	999	1,284
	EUR	312	393	-	16	5,189
	GBP	3	5	-	-	124
	Others		189	3	-	697
			237,484	4,481	1,249	91,163
Other accounts and notes receivable	USD	98,892	₩ 118,710	₩ 665	₩ 11	₩ 81,225
	EUR	1,823	2,292	-	24	13,824
	Others		1,953	13	9	41
			122,955	678	44	95,090
Other assets	USD	92,451	110,977	1,058	541	45,497
	EUR	8,600	10,813	46	-	18,821
	CNY	303	44	-	1	150
	IRR		-	-	-	289
	Others		2,439	261	38	1,249
			124,273	1,365	580	66,006
Trade accounts and notes payable	USD	232,621	279,238	4	1,990	244,291
	JPY	15,106,907	153,013	3,011	-	123,894
	EUR	4,372	5,497	101	-	3,989
	Others		264	11	-	24
			438,012	3,127	1,990	372,198

Continued;

27. Foreign Currency Translation, Continued;

		Thousands	Millions			
		2002	2002			2001
Account		Foreign Currency	Korean Won (translated)	Translation Loss	Translation Gain	Korean Won (translated)
Other accounts and notes payable	GBP	2,900	5,582	5	-	2,972
	USD	356,272	427,669	2,154	11,375	359,263
	EUR	67,937	85,421	2,104	-	41,794
	JPY	5,277,921	53,458	607	431	133,243
	Others		538	2	-	4,506
			572,668	4,872	11,806	541,778
Accrued expenses	GBP	8,167	15,721	137	-	7,154
	USD	432,298	518,931	24	14,156	373,062
	JPY	1,371,075	13,887	117	-	18,131
	Others		75,590	402	49	35,044
			624,129	680	14,205	433,391
Other current liabilities	USD	250	₩ 300	₩ -	₩ 86	₩ 30,365
Other long-term liabilities	USD	179,450	215,412	1,831	14,221	217,756
Foreign currency notes and bonds	USD	369,260	441,812	-	12,570	1,082,533
	JPY	14,790,000	149,803	513	-	149,290
(including current portions)			591,615	513	12,570	1,231,823
Long-term debt	USD	1,641	1,970	-	206	253,008
(including current	JPY	-	-	-	-	172,607
portions)			1,970	-	206	425,615
Total				₩ 17,547	₩ 56,957	

28. Supplementary Information For Computation of Value Added:

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2002 and 2001 are as follows:

	Millions					
	Cost of sales		SG&A		Research and Development Costs	
	2002	2001	2002	2001	2002	2001
Depreciation and amortization	₩ 2,723,360	₩ 2,664,029	₩ 111,052	₩ 122,711	₩ 320,845	₩ 399,019
Salaries and wages	1,246,497	886,590	536,103	360,089	858,150	579,187
Employee benefits	168,232	147,086	39,632	51,561	76,322	68,270
Provision for severance benefits	117,223	102,661	77,776	49,054	81,174	64,606
Rent	100,836	107,527	11,401	12,474	14,370	12,125
Taxes and dues	54,552	48,942	66,749	55,271	28,935	24,901
	₩ 4,410,700	₩ 3,956,835	₩ 842,713	₩ 651,160	₩ 1,379,796	₩ 1,148,108

29. Segment Information:

Summary of financial data by business segment and geographic area as of December 31, 2002 and 2001, and for the years then ended, are as follows (in millions of Korean Won):

	2002 Summary of Business by Segment				
	Digital Media Network	Digital Appliances Network	Telecomm -unications Network	Device Solution Network	Others
Sales					
Net sales to external customers	₩ 9,945,846	₩ 3,706,277	₩ 12,390,559	₩ 12,805,388	₩ 1,663,493
Intersegment sales	25,000	15,971	5	1,329,789	168,751
	₩ 9,970,846	₩ 3,722,248	₩ 12,390,564	₩ 14,135,177	₩ 1,832,244
Operating profit (loss)	₩ 385,278	₩ 128,586	₩ 2,982,265	₩ 3,817,449	₩ (68,906)
Property, plant and equipment & Intangible assets	₩ 588,001	₩ 449,203	₩ 1,705,873	₩ 11,643,151	₩ 132,783
Depreciation & Amortization	₩ 66,324	₩ 34,602	₩ 191,740	₩ 2,820,038	₩ 42,959

Continued;

29. Segment Information, Continued:

	2001 Summary of Business by Segment				
	Digital Media Network	Digital Appliances Network	Telecomm -unications Network	Device Solution Network	Others
Sales					
Net sales to external customers	₩ 9,438,405	₩ 3,106,712	₩ 9,033,569	₩ 8,883,600	₩ 1,918,089
Intersegment sales	20,535	9,956	5,473	1,040,340	151,335
	₩ 9,458,940	₩ 3,116,668	₩ 9,039,042	₩ 9,923,940	₩ 2,069,424
Operating profit (loss)	₩ 292,825	₩ 182,934	₩ 1,374,087	₩ 698,370	₩ (252,882)
Property, plant and equipment & Intangible assets	₩ 569,699	₩ 417,189	₩ 1,610,773	₩ 10,775,589	₩ 96,647
Depreciation & Amortization	₩ 69,893	₩ 35,492	₩ 194,072	₩ 2,840,173	₩ 46,614

	2002 Summary of Business by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
Sales	₩ 12,148,215	₩ 9,514,438	₩ 8,255,974	₩ 10,444,596	₩ 148,340

	2001 Summary of Business by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
Sales	₩ 10,509,895	₩ 7,954,054	₩ 6,051,751	₩ 7,733,057	₩ 131,618

30. Reclassification of 2001 Amounts:

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.